March 14, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Sherry Haywood

Re:	Newell Rubbermaid Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed March 4, 2016
File No. 333-208989

Ladies and Gentlemen:

Set forth below are the responses of Newell Rubbermaid Inc. (“Newell Rubbermaid”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in the Staff’s letter (the “Letter”) dated March 11, 2016, relating to Amendment No. 2 to the Registration Statement on Form S-4 of Newell Rubbermaid (“Amendment No. 2”) that was filed on March 4, 2016, Amendment No. 1 to the Registration Statement on Form S-4 of Newell Rubbermaid (“Amendment No. 1”) that was filed on February 17, 2016, and the Revised Preliminary Proxy Statement on Schedule 14A of Newell Rubbermaid and Jarden Corporation (“Jarden”) that was filed on February 17, 2016 (the “Revised Preliminary Proxy Statement” and, together with Amendment No. 2 and Amendment No. 1, the “Preliminary Joint Proxy Statement/Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Newell Rubbermaid intends to file Amendment No. 3 to the Preliminary Joint Proxy Statement/Registration Statement (“Amendment No. 3”), which will reflect these revisions and other changes that are intended to update, clarify and render more complete the information contained therein. We will supplementally provide a marked copy of Amendment No. 3 marked against the March 4, 2016 filing of Amendment No. 2 to facilitate the Staff’s review.

Financing of the Merger, page 26

1.	Please disclose the amount to be paid to Jarden debt holders pursuant to the fundamental change repurchase offer in the event holders elect not to convert their convertible notes into Jarden common stock to be entitled to receive the merger consideration.

Response: In response to the Staff’s comment, Newell Rubbermaid will expand the disclosure in Amendment No. 3 as follows:

“Specifically with respect to Jarden’s outstanding debt, Newell Rubbermaid currently expects to (1) refinance approximately $4.6 billion of Jarden’s existing debt, including Jarden’s existing credit facilities, certain of the Jarden senior notes and the Jarden subordinated notes, and (2) assume two tranches of Jarden senior notes with principal amounts of $300 million and €300 million, respectively. Under the terms of the indentures governing the outstanding Jarden convertible notes, the first merger will constitute a fundamental change, which will entitle holders to convert outstanding Jarden convertible notes into Jarden common stock at a “makewhole premium” and receive the merger consideration. Newell Rubbermaid intends to instruct Jarden to provide all of the holders of the outstanding Jarden convertible notes a notice of fundamental change conversion ten business days prior to the anticipated closing date of the merger transactions. Holders will be able to convert their Jarden convertible notes from ten business days before the closing date of the merger transactions until 35 days after the closing date of the merger transactions. In the event any holders elect not to convert their convertible notes into Jarden common stock entitled to

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March 14, 2016

the merger consideration, Newell Brands will be required to conduct a fundamental change repurchase offer after the completion of the first merger, in which holders of Jarden convertible notes will be entitled to exchange such notes for cash at a price equal to 100% of par, plus accrued and unpaid interest. After the completion of the fundamental change repurchase offer, the conversion price of any remaining outstanding Jarden convertible notes will be fixed at the merger consideration. In the event all the holders of the outstanding Jarden convertible notes elect to participate in the fundamental change repurchase offer, Newell Brands would be required to pay an aggregate amount of $1.455 billion, plus accrued and unpaid interest through the redemption date.”

Litigation Relating to the Merger Transactions, page 140

2.	Please revise to describe the factual basis underlying the plaintiffs’s claim. What do they allege is omitted from the joint proxy/prospectus? See Item 103 of Regulation S-K.

Response: In response to the Staff’s comment, Newell Rubbermaid will expand the disclosure in Amendment No. 3 as follows:

“A putative class action lawsuit (Vincent A. Hirsch v. James E. Lillie, Martin E. Franklin, Ian G.H. Ashken, Michael S. Gross, Robert L. Wood, Irwin D. Simon, William P. Lauder, Ros L’esperance, Peter A. Hochfelder, Newell Rubbermaid Inc., NCPF Acquisition Corp. I and NCPF Acquisition Corp. II, Case No. 9:16-CV-80258 (United States District Court for the Southern District of Florida)) was filed on February 24, 2016, purportedly on behalf of Jarden stockholders against the individually named director defendants, who are directors of Jarden. Newell Rubbermaid and its subsidiaries, Merger Sub 1 and Merger Sub 2, are also named as defendants. The complaint alleges claims under Section 14(a) of the Exchange Act, SEC Rule 14a-9 against all defendants; and Section 20(a) of the Exchange Act against the individual director defendants. Plaintiff alleges that the joint proxy/prospectus omitted certain information. Plaintiff seeks to enjoin the merger transactions, rescission in the event the merger transactions are consummated, and the award of attorneys’ fees and costs. Specifically, plaintiff alleges, among other things, that there are certain omissions in this joint proxy statement/prospectus regarding (i) the background and reasons for the merger transactions, (ii) the amount of fees received by Barclays for investment banking services furnished by Barclays to Newell Rubbermaid prior to the date Newell Rubbermaid and Jarden engaged in discussions regarding the merger transactions, (iii) Jarden’s free cash flow estimates, for 2016-2020, furnished to Barclays and Barclays’ use thereof in connection with its discounted cash flow analysis and fairness opinion furnished to the Jarden board, (iv) the nature and timing of Barclays’ disclosure to the Jarden board that it is a tier 1 syndicate lender in Newell Rubbermaid’s existing revolving credit facility, (v) the terms of the confidentiality and standstill agreement entered into on October 15, 2015 between Jarden and Newell Rubbermaid, (vi) the 0.862 fixed exchange ratio agreed to by Jarden and Newell Rubbermaid and approved by the Jarden board, (vii) the fact that the Jarden board did not instruct Barclays to conduct a pre-sign market check prior to approving and recommending the merger agreement, and (ix) the valuation methodologies performed by Barclays in connection with its fairness opinion delivered to the Jarden board.

Newell Rubbermaid and Jarden believe that plaintiff’s claims are without merit and that no further disclosure is required to supplement this joint proxy statement/prospectus under applicable laws. However, to eliminate certain burdens, expenses and uncertainties, certain supplemental disclosures have been made in this joint proxy statement/prospectus pursuant to a mutual agreement negotiated by plaintiff and defendants, as outlined in an executed settlement term sheet dated March 14, 2016 among counsel to such parties. The parties have agreed that such supplemental disclosures have made moot all allegations in plaintiff’s complaint and plaintiff shall withdraw its request for a preliminary injunction. Plaintiff will apply for lead-plaintiff status and, if appointed as such by the court, plaintiff and defendants will enter into a memorandum of understanding providing for a stipulation of settlement of the putative class claims. The stipulation of settlement would be subject to customary conditions, including consummation of the merger transactions and approval by the court following notice to stockholders, which will consider the fairness, reasonableness and adequacy of the settlement. In addition, in connection with the stipulation, the parties contemplate that plaintiff’s counsel would petition the court for an award of attorneys’ fees and reimbursement of certain out-of-pocket expenses. There can be no assurance that the parties will enter into

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a memorandum of understanding or stipulation of settlement or that the court would ultimately approve any such settlement. The settlement would not affect the merger consideration to be paid to Jarden stockholders in connection with the merger transactions.”

Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Statement of Operations, page 234

3.	We note you have presented your Venezuela deconsolidation charge as a component of “Non-operating expenses,” both in your pro forma information and selected financial data, as well as your financial statements included in your Form 10-K for fiscal year ended December 31, 2015. We further note that it appears Jarden and other similarly situated registrants have included such deconsolidation charges in the determination of operating income. Please explain to us why you believe it is appropriate to present a deconsolidation charge (i.e. impairment charge) as “non-operating,” as we note from your filing that you plan to continue to operate your business in Venezuela and the deconsolidation event does not appear to be divestment driven.

Response: With respect to the Staff’s comment, effective December 31, 2015, Newell Rubbermaid deconsolidated its Venezuelan subsidiary, which constitutes a business (“Venezuelan Operation”), in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, as the Company determined that it no longer had a controlling financial interest in the Venezuelan Operation. Upon the loss of its controlling financial interest, the deconsolidation and derecognition of the Venezuelan Operation is within the scope of ASC 810-10-40-3A. Further, ASC 810-10- 40-5 specifies that if a Parent deconsolidates a subsidiary pursuant to ASC 810-10-40-3A, the Parent shall account for the deconsolidation by recognizing a gain or loss in net income attributable to the Parent.

In recording its deconsolidation charge for the Venezuelan Operation, Newell Rubbermaid complied with the requirements of ASC 810-10-40-5 and recorded the charge within net income attributable to the Parent. ASC 810-10-40-5 does not further prescribe classification with respect to the gain or loss upon deconsolidation. Newell Rubbermaid’s accounting policy for the loss of control of a subsidiary that constitutes a business is to reflect the gain or loss as a non-operating expense. Newell Rubbermaid also considered the guidance in SEC Regulation S-X Article 5-03 and its brief discussion of operating and non-operating items and believes that classification as non-operating was appropriate under that limited guidance. Newell Rubbermaid disclosed the amount of the charge and classification of its Venezuelan Operation as a separate line item in its statement of operations and provided disclosures in the footnotes to its financial statements and in Management’s Discussion & Analysis.

While the Venezuelan Operation will continue to operate, Newell Rubbermaid will account for the Venezuela operation under the cost method following the deconsolidation. Any dividends received will be recorded as a component of non-operating income/expense as required by Regulation S-X Article 5-03.

Newell Rubbermaid has observed diversity in practice in reporting the effects of deconsolidation in the statement of operations. Part of that may result from differing yet reasonable interpretations of the accounting literature. In some cases, differing fact patterns could make the results of deconsolidating less material. A company that previously concluded it had to move to the SIMADI rate would likely have less to write off in the deconsolidation than one that moved more directly to a deconsolidation conclusion.

Based on its fact pattern, Newell Rubbermaid moved directly from using the SICAD rate for its Venezuelan operation to the conclusion to deconsolidate those operations as of December 31, 2015. Jarden moved from using the SICAD II rate to the SIMADI rate and then subsequently, and separately, to a conclusion to deconsolidate those operations. The amounts historically recorded by Jarden (remeasurement adjustment, impairment, and finally deconsolidation from a loss of control) results from a different fact pattern than Newell Rubbermaid, and deconsolidation items may have been considered less material.

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March 14, 2016

4.	Please also explain to us why you have not conformed the presentation of both Newell’s and Jarden’s deconsolidation charges in your pro forma statement of operations.

Response: With respect to the Staff’s comment, the unaudited pro forma condensed combined statement of operations reflects reclassification adjustments to conform the classification of Jarden’s Venezuelan impairment charges, remeasurement charges and deconsolidation charges associated with its Venezuelan operations with Newell Rubbermaid’s presentation.

As stated in question 3, Newell Rubbermaid moved directly from using the SICAD rate for its Venezuelan Operation to the conclusion to deconsolidate those operations as of December 31, 2015. Jarden moved from using the SICAD II rate to the SIMADI rate and then subsequently, and separately, to a conclusion to deconsolidate those operations. The amounts historically recorded by Jarden (remeasurement adjustment, impairment, and finally deconsolidation) were reclassified in the pro forma statement of operations to be consistent with the historical policies used by Newell Rubbermaid for similar accounting events.

In response to the Staff’s comment, Newell Rubbermaid will add the following disclosure in footnote 3 of the unaudited pro forma condensed combined financial statements included in Amendment No. 3 to clarify the conforming adjustments in the pro forma condensed combined statement of operations:

“Effective December 31, 2015, Newell Rubbermaid deconsolidated its Venezuelan operations as a result of a loss of control and began accounting for its investment in Venezuela using the cost method. As a result of deconsolidating its Venezuelan operations, Newell Rubbermaid recorded a charge of $173 million, which is included as a separate line item in non-operating expenses in its historical financial statements. See Note 1 of the notes to Newell Rubbermaid’s audited consolidated financial statements incorporated by reference into this joint proxy statement/prospectus for additional information. For the three months ended March 31, 2015, Jarden included the results of its Venezuelan operations in its financial statements using two rates: the SICAD II exchange rate, which was eliminated in February 2015, and then the SIMADI exchange rate which replaced the SICAD II exchange rate. Jarden then deconsolidated its Venezuela operations effective March 31, 2015. In connection with the two separate events that impacted Jarden’s Venezuelan operations during the three months ended March 31, 2015, Jarden incurred $61 million of total charges during the year ended December 31, 2015 associated with its Venezuelan operations, which are classified in Selling, General & Administrative (“SG&A”) expenses in its historical financial statements. See Note 1 of the notes to Jarden’s audited consolidated financial statements contained in Jarden’s audited consolidated financial statements incorporated by reference into this joint proxy statement/prospectus for additional information.

In order to conform Jarden’s presentation of charges incurred in 2015 related to its Venezuelan operations to Newell Rubbermaid’s presentation, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015 reflects the reclassification of Jarden’s $13 million charge for the remeasurement of net monetary assets of its Venezuela operations (i.e., the February 2015 change from SICAD II to SIMADI) and $11 million of Venezuela deconsolidation charges resulting from the loss of control effective March 31, 2015, or $24 million, to other expense, net. The $24 million of charges incurred by Jarden that are reclassified to other expense, net is included in the $37 million of reclassifications of foreign exchange losses from SG&A to other expense, net referenced in Notes 6(B) and 6(D) of the notes to the unaudited pro forma condensed combined financial statements.

Newell Rubbermaid classifies impairments of operating assets as SG&A, restructuring charges, or if material, as a separate line, for purposes of determining operating income. As a result, the $37 million of impairment charges incurred by Jarden during the year ended December 31, 2015 related to its Venezuela operations and classified as SG&A in Jarden’s historical financial statements were not reclassified for the pro forma presentation and are included in SG&A in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015.”

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Securities and Exchange Commission

March 14, 2016

In connection with Newell Rubbermaid’s response to the Staff’s comment, Newell Rubbermaid acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Newell Rubbermaid from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•	Newell Rubbermaid may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Securities and Exchange Commission

March 14, 2016

Please call me at (770) 418-7000 should you wish to discuss the matters addressed above or other issues relating to the Preliminary Joint Proxy Statement/Registration Statement. Thank you for your attention to this matter.

Very truly yours,

/s/ Bradford R. Turner

Bradford R. Turner

Senior Vice President, General Counsel and Corporate Secretary

Newell Rubbermaid Inc.

cc:	Michael B. Polk
Newell Rubbermaid Inc.

Michael R. Peterson
Newell Rubbermaid Inc.

Joel T. May
Jones Day

Clifford E. Neimeth
Greenberg Traurig, LLP